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                            March 8, 2021

       Ron Yekutiel
       Chairman and Chief Executive Officer
       Kaltura, Inc.
       250 Park Avenue South
       10th Floor
       New York, New York 10003

                                                        Re: Kaltura, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 1, 2021
                                                            File No. 333-253699

       Dear Mr. Yekutiel:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed March 1, 2021

       Summary Historical Consolidated Financial and Other Data, page 14

   1. Your presentation of working capital excluding deferred revenue appears to be a non-
                                                        GAAP measure. Please
revise to present the most comparable GAAP measure with equal or greater prominence
and provide the disclosures required by Item 10(e) of Regulation S-
                                                        K.
 Ron Yekutiel
Kaltura, Inc.
March 8, 2021
Page 2
Notes to Consolidated Financial Statements
Note 14. Convertible and Redeemable Convertible Preferred Stock and Stockholders' Deficit
d. Stock Option Plans, page F-34

2. Please revise to disclose the derived service period for your market-based awards. Refer to ASC 718-10-50-2(a)(1).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Christine Dietz,
Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at
(202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameRon Yekutiel
                                                           Division of
Corporation Finance
Comapany NameKaltura, Inc.
                                                           Office of Technology
March 8, 2021 Page 2
cc:       Benjamin J. Cohen
FirstName LastName